Mail Stop 3233
                                                           September 12, 2018



Via E-mail
Mr. Alexander J. Jessett
Chief Financial Officer
Camden Property Trust
11 Greenway Plaza, Suite 2400
Houston, TX 77046

       Re:    Camden Property Trust
              Form 10-K for the Fiscal Year Ended December 31, 2017 Filed February 16, 2018
              Form 8-K filed August 2, 2018
              File No. 1-12110

       Dear Mr. Jessett:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2017

Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies and Recent Accounting
Pronouncements

Income Recognition, page F-12

   1. We note your disclosure that your rental revenue is recorded when due from residents and is recognized monthly as it is earned. To the extent you have non-level rents, please tell
 Alexander J. Jessett
Camden Property Trust
September 12, 2018
Page 2

       us and revise future filings to clarify if you record rental revenue on a straight-line basis.
       Please refer to ASC 840-20-25.

Form 8-K filed August 2, 2018

Exhibit 99.1

    2. We note your presentation of FFO per share and AFFO per share for the three and six months ended June 30, 2018 and 2017. In future earnings releases, please reconcile these non-GAAP per share measures to GAAP earnings per share. Please refer to Question
       102.05 of the updated Compliance and Disclosure Interpretations issued on May 17,
       2016.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact William Demarest, Accountant at 202-551-3432 or me at 202-551-3295
with any questions.


                                                              Sincerely,

                                                              /s/ Jennifer
Monick

                                                              Jennifer Monick
                                                              Assistant Chief
Accountant
                                                              Office of Real
Estate
                                                              & Commodities